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                  [GUNDLE/SLT ENVIRONMENTAL, INC. LETTERHEAD]




                               December 19, 1996


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re: Gundle Environmental Systems, Inc. -- Common Stock/American Stock Exchange -- Registration Statement on Form 8-A (File No. 1-9307) -- Withdrawal Request

Gentlemen:

        The undersigned registrant respectfully requests that the captioned Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on November 4, 1986, be withdrawn effective immediately. Gundle/SLT Environmental, Inc. (formerly Gundle Environmental Systems, Inc.), is currently trading on the New York Stock Exchange and has been suspended from trading on the American Stock Exchange. Should you have any questions or comments regarding this matter, please contact the undersigned.

                                  Very truly yours,

                                  GUNDLE/SLT ENVIRONMENTAL, INC.


                                  By: /s/ ROGER J. KLATT
                                     -----------------------------------------
                                      Roger J. Klatt
                                      Senior Vice President, Chief Financial
                                      Officer and Secretary